SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                         0-25812
                                                                         -------
                                                                 SEC FILE NUMBER

                                                                        74437C10
                                                                        --------
                                                                    CUSIP NUMBER
                                  (Check One):

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                        For Period Ended: March 31, 2001

                             [ ] Transition Report on Form 10-K
                             [ ] Transition Report on Form 20-F
                             [ ] Transition Report on Form 11-K
                             [ ] Transition Report on Form 10-Q
                             [ ] Transition Report on Form N-SAR
                              For the Transition Period Ended: N/A
                                                               ---

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N /A
                                                        ----

Part I - Registrant Information

Full name of Registrant:  PSINet Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  44983 Knoll Square

City, State and Zip Code:  Ashburn, Virginia 20147


Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |   (a) The reasons described in reasonable detail in Part III of this
       |       form could not be eliminated without unreasonable effort or
       |       expense;
       |
       |   (b) The subject annual report, semi-annual report, transition report
       |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
[  ]   |       will be filed on or before the fifteenth calendar day following
       |       the prescribed due date; or the subject quarterly report or
       |       transition report on Form 10-Q, or portion thereof will be
       |       filed on or before the fifth calendar day following the
       |       prescribed due date; and
       |
       |   (c) The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         As described in reports on Form 8-K filed on May 2, 2001 and April 23, 2001 and in the Form 10-K for the fiscal year ended December 31, 2000, the registrant has defaulted on payments due under certain outstanding credit obligations, and it is in the process of considering a number of restructuring alternatives. These efforts are likely to involve reorganization under the federal bankruptcy code. The registrant's personnel have devoted significant efforts to the restructuring activities and to the preparation of the audited financial statements and textual disclosure included in the registrant's Form 10-K filed April 17, 2001. As a result, the registrant has not had adequate resources available to prepare the quarterly financial statements and textual disclosure required by Form 10-Q. The registrant is therefore unable to complete the preparation of the Form 10-Q for the quarter ended March 31, 2001 and file it in a timely manner without unreasonable effort or expense. The registrant, at this time, does not expect to file the Form 10-Q for the quarter ended March 31, 2001 within the 5-day extension period permitted under Rule 12b-25(b).

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Lawrence E. Hyatt          (703)                         726-4190
         -----------------      ------------------          --------------------
                (Name)          (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         With respect to item (3) of Part IV above, as disclosed in the registrant's Form 10-K for the fiscal year ended December 31, 2000, the registrant has received a going concern qualification in the audit opinion from PricewaterhouseCoopers LLP and expects to reorganize under the federal bankruptcy code. As reported in the current report on Form 8-K filed on May 2, 2001, the registrant recently defaulted on certain outstanding credit obligations in order to preserve cash. For the reasons stated in Part III above, the registrant is currently unable to reasonably estimate the results of operations for the quarter ended March 31, 2001.

                                   PSINet Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 16, 2001                 By:/s/Lawrence E. Hyatt
                                       ----------------------------
                                       Lawrence E. Hyatt
                                         Executive Vice President,
                                         Chief Financial Officer and Chief
                                         Restructuring Officer